Exhibit 21.1

Principal Subsidiaries and Affiliated Entities of The Registrant

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
Smart Choice Ventures Limited	British Virgin Islands
Hong Kong Smart Choice Ventures Limited	Hong Kong
Zhixuan International Management Consulting (Shenzhen) Co., Ltd.	PRC

VIE and its subsidiaries

Name of Consolidated Affiliated Entities and Their Subsidiaries	Jurisdiction of Incorporation
Shenzhen Huiye Tianze Investment Holding Co., Ltd.	PRC
Shenzhen Huize Insurance Brokerage Co., Ltd.	PRC
Huize (Chengdu) Internet Technology Co., Ltd.	PRC
Shenzhen Huize Shidai Co., Ltd.	PRC
Shenzhen Zhixuan Wealth Investment Management Co., Ltd	PRC
Hefei Huize Internet Technology Co., Ltd.	PRC